FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL INFORMS ABOUT THE DEVELOPMENTS IN IRAN

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

Earlier today, we informed about the latest developments regarding the Iranian GSM tender as per our Board of Directors decision and the media news regarding Iranian project.

We are making the following additional disclosure regarding the issue in order to prevent misunderstandings and further questions

As we have indicated several times, we still believe in the Iranian market and we are working to establish necessary conditions. Within this context, as per the Iranian Parliaments decision, we agreed on the ownership structure of the Irancell consortium with a 49% stake. Turkcell management, in line with the Board of Directors decision, made necessary contact with the Iranian officials and provided necessary documentation to the related ministry in Iran for the formation of the Irancell Consortium.

In the documents provided to the related ministry in Iran, it has been stated that, although we have agreed to the ownership structure of the consortium with 49% stake, the remaining 21% shares of the Irancell consortium, due to the reduction of East Asian Consortium B.V.‘s stake from 70% to 49% as per the new consortium structure, should be transferred to Bank Melli — the National Bank of Iran, and that parties should agree these shares shall be publicly offered in third year following the initiation of the Iranian operations and these agreed terms should be reflected into all agreements between the parties.

With regards to the finalization of the 1st private GSM operator tender in Iran, to which we are a party through our stake in Irancell Consortium, the Iranian Telecommunication Ministry has set November 21, 2005 as the deadline. We will work towards finalization of the Irancell project together with our local partners within the provided timeframe.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 05.09.2005, 14:00	Koray Ozturkler Investor Relations 05.09.2005, 14:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 6, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer